UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13G

(Amendment No. 2)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

ANESIVA, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03460L100

(CUSIP Number)

December 31, 2009

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☐

Rule 13d-1(c)

☒

Rule 13d-1(d)

*

This Amendment to Schedule 13G is being filed in order to reflex changes to our Schedule 13G, originally filed with the Securities and Exchange Commission on February 13, 2009.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03460L100

Page 2 of 18 pages

(1) Names of Reporting Persons. Alta California Partners III, L. P.
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 506,606 (a)
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 506,606 (a)
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 506,606 (a)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 1.25% (b)
(12) Type Of Reporting Person PN

(a)

Alta California Partners III, L.P. (“ACPIII”) has sole voting and dispositive control over 506,606 shares of common stock (“Common Stock”) of Anesiva, Inc. (the “Issuer”), except that Alta California Management Partners III, LLC (“ACMPIII”), the general partner of ACPIII, and Guy Nohra (“Nohra”), Daniel Janney (“Janney”), and Garrett Gruener (“Gruener”), managing directors of ACMPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.  Additional information about ACPIII is set forth in Attachment A hereto.

(b)

The percentage set forth in row (11) is based on an aggregate of 40,465,030 shares of Common Stock outstanding as of October 31, 2009 as disclosed in the Issuer’s 10-Q reporting.

CUSIP No. 03460L100

Page 3 of 18 pages

(1) Names of Reporting Persons. Alta California Management Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 506,606 (c)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 506,606 (c)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 506,606 (c)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 1.25% (b)
(12) Type Of Reporting Person OO
(c) ACMPIII shares voting and dispositive power over the 506,606 shares of Common Stock beneficially owned by ACPIII.

CUSIP No. 03460L100

Page 4 of 18 pages

(1) Names of Reporting Persons. Alta Embarcadero Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization California
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 17,199 (d)
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 17,199 (d)
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 17,199 (d)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 0.04% (b)
(12) Type Of Reporting Person OO

(d)

Alta Embarcadero Partners III, LLC (“AEPIII”) has sole voting and dispositive control over 17,199 shares of Common Stock, except that Nohra, Janney, and Gruener, managers of AEPIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 03460L100

Page 5 of 18 pages

(1) Names of Reporting Persons. Alta Partners VIII, L. P.
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 6,172,840 (e)
(6) Shared Voting Power -0-
(7) Sole Dispositive Power 6,172,840 (e)
(8) Shared Dispositive Power -0-
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 6,172,840 (e)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 15.25% (b)
(12) Type Of Reporting Person PN

(e)

Alta Partners VIII, L.P. (“APVIII”) has sole voting and dispositive control over 6,172,840 shares of Common Stock, except that Alta Partners Management VIII, LLC (“APMVIII”), the general partner of APVIII,  Janney, and Nohra and Farah Champsi (“Champsi”), the managing directors of APMVIII, may be deemed to share the right to direct the voting and dispositive control over such stock.

CUSIP No. 03460L100

Page 6 of 18 pages

(1) Names of Reporting Persons. Alta Partners Management VIII, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 6,172,840 (f)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 6,172,840 (f)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 6,172,840 (f)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 15.25% (b)
(12) Type Of Reporting Person OO
(f) APMVIII shares voting and dispositive control over the 6,172,840 shares of Common Stock beneficially owned by APVIII.

CUSIP No. 03460L100

Page 7 of 18 pages

(1) Names of Reporting Persons. Guy Nohra
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 6,696,645 (g)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 6,696,645 (g)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 6,696,645 (g)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 16.55% (b)
(12) Type Of Reporting Person IN

(g)

Nohra shares voting and dispositive control over the 506,606 shares of Common Stock beneficially owned by ACPIII, the 17,199 shares of Common Stock beneficially owned by AEPIII and the 6,172,840 shares of Common Stock beneficially owned by APVIII.

CUSIP No. 03460L100

Page 8 of 18 pages

(1) Names of Reporting Persons. Daniel Janney
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power 30,000
(6) Shared Voting Power 6,696,645 (h)
(7) Sole Dispositive Power 30,000
(8) Shared Dispositive Power 6,696,645 (h)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 6,726,645 (h)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 16.62% (b)
(12) Type Of Reporting Person IN

(h)

Janney shares voting and dispositive control over the 506,606 shares of Common Stock beneficially owned by ACPIII, the 17,199 shares of Common Stock beneficially owned by AEPIII and the 6,172,840 shares of Common Stock beneficially owned by APVIII.  Janney also has beneficial ownership of 30,000 shares of vested Common Stock options exercisable within 60 days.

CUSIP No. 03460L100

Page 9 of 18 pages

(1) Names of Reporting Persons. Farah Champsi
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 6,172,840 (i)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 6,172,840 (i)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 6,172,840 (i)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 15.25% (b)
(12) Type Of Reporting Person IN
(i) Champsi shares voting and dispositive control over the 6,172,840 shares of Common Stock beneficially owned by APVIII.

CUSIP No. 03460L100

Page 10 of 18 pages

(1) Names of Reporting Persons. Garrett Gruener
(2) Check The Appropriate Box If A Member Of A Group (a) (b) X
(3) SEC Use Only
(4) Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	(5) Sole Voting Power -0-
(6) Shared Voting Power 523,805 (j)
(7) Sole Dispositive Power -0-
(8) Shared Dispositive Power 523,805 (j)
(9) Aggregate Amount Beneficially Owned By Each Reporting Person 523,805 (j)
(10) Check If The Aggregate Amount In Row (9) Excludes Certain Shares
(11) Percent Of Class Represented By Amount In Row (9) 1.29% (b)
(12) Type Of Reporting Person IN
(j) Gruener shares voting and dispositive control over the 506,606 shares of Common Stock beneficially owned by ACPIII, and 17,199 shares of Common Stock beneficially owned by AEPIII.

CUSIP No. 03460L100

Page 11 of 18 pages

Item 1.

(a)

Name of Issuer: Anesiva, Inc. (“Issuer”)

(b)

Address of Issuer’s Principal Executive Offices:

650 Gateway Blvd.

South San Francisco, CA 94080

Item 2.

(a)

Name of Person Filing:

Alta California Partners III, L.P. (“ACPIII”)

Alta California Management Partners III, LLC (“ACMPIII”)

Alta Embarcadero Partners III, LLC (“AEPIII”)

Alta Partners VIII, L.P. (“APVIII”)

Alta Partners Management VIII. LLC (“APMVIII”)

Guy Nohra (“GN”)

Daniel Janney (“DJ”)

Farah Champsi (“FC”)

Garrett Gruener (“GG”)

(b)

Address of Principal Business Office:

One Embarcadero Center, Suite 3700

San Francisco, CA  94111

(c)

Citizenship/Place of Organization:

Entities:

ACPIII

-

Delaware

ACMPIII -

Delaware

AEPIII

-

California

APMVIII -

Delaware

APVIII -

Delaware

Individuals:

DJ

United States

GN

United States

FC

United States

GG

United States

(d)

Title of Class of Securities:

Common Stock

(e)

CUSIP Number:  03460L100

Item 3.

Not applicable.

CUSIP No. 03460L100

Page 12 of 18 pages

Item 4.

Ownership.

Please see Attachment A

		ACPIII	ACMPIII	AEPIII	AMPVIII	APVIII
(a)	Beneficial Ownership	506,606	506,606	17,199	6,172,840	6,172,840
(b)	Percentage of Class	1.25%	1.25%	0.04%	15.25%	15.25%
(c)	Sole Voting Power	506,606	-0-	17,199	-0-	6,172,840
	Shared Voting Power	-0-	506,606	-0-	6,172,840	-0-
	Sole Dispositive Power	506,606	-0-	17,199	-0-	6,172,840
	Shared Dispositive Power	-0-	506,606	-0-	6,172,840	-0-
		DJ	GN	FC	GG
(a)	Beneficial Ownership	6,726,645	6,696,645	6,172,840	523,805
(b)	Percentage of Class	16.62%	16.55%	15.25%	1.29%
(c)	Sole Voting Power	30,000	-0-	-0-	-0-
	Shared Voting Power	6,696,645	6,696,645	6,172,840	523,805
	Sole Dispositive Power	30,000	-0-	-0-	-0-
	Shared Dispositive Power	6,696,645	6,696,645	6,172,840	523,805

Item 5.

Ownership of Five Percent or Less of a Class

Not applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

CUSIP No. 03460L100

Page 13 of 18 pages

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.

Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section 240.13d-1(b)(1)(ii)(J) of the Act.

Item 9.

Notice of Dissolution of Group

Not applicable.

Item 10.

Certification

Not applicable.

EXHIBITS

A:

Joint Filing Statement

CUSIP No. 03460L100

Page 14 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 3, 2010

ALTA CALIFORNIA PARTNERS III, L.P.

By:  Alta California Management Partners III, LLC

By:             /s/ Daniel Janney

            Daniel Janney, Managing Director

ALTA CALIFORNIA MANAGEMENT PARTNERS III, LLC

ALTA EMBARCADERO PARTNERS III, LLC

By:             /s/ Daniel Janney

By:        /s/ Daniel Janney

Daniel Janney, Managing Director

Daniel Janney, Manager

                 /s/ Daniel Janney

Daniel Janney

                 /s/ Guy Nohra

   Guy Nohra

                 /s/ Garrett Gruener

   Garrett Gruener

CUSIP No. 03460L100

Page 15 of 18 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

February 3, 2010

ALTA PARTNERS VIII, L.P.

By:  Alta Partners Management VIII, LLC

By:             /s/ Daniel Janney

            Daniel Janney, Managing Director

ALTA PARTNERS MANAGEMENT VIII, LLC

By:             /s/ Daniel Janney

            Daniel Janney, Managing Director

                 /s/ Daniel Janney

Daniel Janney

                 /s/ Guy Nohra

   Guy Nohra

                 /s/ Farah Champsi

   Farah Champsi

                 /s/ Garrett Gruener

   Garrett Gruener

CUSIP No. 03460L100

Page 16 of 18 pages

EXHIBIT A

AGREEMENT OF JOINT FILING

We, the undersigned, hereby express our agreement that the attached Schedule 13G is filed on behalf of us.

Date:

February 3, 2010

ALTA CALIFORNIA PARTNERS III, L.P.

By:  Alta California Management Partners III, LLC

By:             /s/ Daniel Janney

Daniel Janney, Managing Director

ALTA CALIFORNIA MANAGEMENT PARTNERS III, LLC

ALTA EMBARCADERO PARTNERS III, LLC

By:             /s/ Daniel Janney

By:        /s/ Daniel Janney

Daniel Janney, Managing Director

Daniel Janney, Manager

                 /s/ Daniel Janney

Daniel Janney

                 /s/ Guy Nohra

   Guy Nohra

                 /s/ Garrett Gruener

   Garrett Gruener

CUSIP No. 03460L100

Page 17 of 18 pages

ALTA PARTNERS VIII, L.P.

By:  Alta Partners Management VIII, LLC

By:             /s/ Daniel Janney

Daniel Janney, Managing Director

ALTA PARTNERS MANAGEMENT VIII, LLC

By:             /s/ Daniel Janney

Daniel Janney, Managing Director

                 /s/ Daniel Janney

Daniel Janney

                 /s/ Guy Nohra

   Guy Nohra

                 /s/ Farah Champsi

   Farah Champsi

                 /s/ Garrett Gruener

   Garrett Gruener

CUSIP No. 03460L100

Page 18 of 18 pages

Attachment A

Alta California Partners III, L.P. beneficially owns 506,606 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Embarcadero Partners III, LLC beneficially owns 17,199 shares Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta Partners VIII, L.P. beneficially owns 6,172,840 shares of Common Stock and exercises sole voting and dispositive control over such shares, except to the extent set forth below.

Alta California Management Partners III, LLC is the general partner of Alta California Partners III, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta California Management Partners III, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Alta Partners Management VIII, LLC is the general partner of Alta Partners VIII, L.P. and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Alta Partners Management VIII, LLC disclaims beneficial ownership of all such shares, except to the extent of its pecuniary interest therein.

Mr. Daniel Janney is a managing director of Alta California Management Partners III, LLC, and a manager of Alta Embarcadero Partners III, LLC. Mr. Janney may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Janney disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.  Mr. Janney is also a managing director of Alta Partners Management VIII, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Janney disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein. Mr. Janney has beneficial ownership of 30,000 shares of vested Common Stock options exercisable within 60 days.

Mr. Guy Nohra is a managing director of Alta California Management Partners III, LLC, and a manager of Alta Embarcadero Partners III, LLC. Mr. Nohra may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Nohra disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.  Mr. Nohra is also a managing director of Alta Partners Management VIII, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Mr. Nohra disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.

Ms. Farah Champsi is a managing director of Alta Partners Management VIII, LLC and may be deemed to share the right to direct the voting and dispositive control over the shares held by such fund. Ms. Champsi disclaims beneficial ownership of all such shares, except to the extent of her pecuniary interest therein.

 Mr. Garrett Gruener is a managing director of Alta California Management Partners III, LLC, and a manager of Alta Embarcadero Partners III, LLC. Mr. Gruener may be deemed to share the right to direct the voting and dispositive control over the shares held by such funds. Mr. Gruener disclaims beneficial ownership of all such shares, except to the extent of his pecuniary interest therein.